Exhibit 95

Mine Safety Disclosure
The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977.
The table that follows reflects citations, orders, violations and proposed assessments issued by the Mine Safety and Health Administration (the “MSHA”) for each mine of which Baker Hughes and/or its subsidiaries is an operator. The disclosure is with respect to the three months ended March 31, 2013. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by the MSHA at www.MSHA.gov.

Three Months Ended March 31, 2013

Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Proposed MSHA Assessments (1)	Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Morgan City Grinding Plant/1601357	0	0	0	0	0	$—	0	N	N	0	0	0
Argenta Mine and Mill/2601152	5 (2)	0	0	0	0	$ 4526 (3)	0	N	N	0	0	0
Corpus Christi Grinding Plant/4103112	0	0	0	0	0	$—	0	N	N	0	0	0

(1)
Amounts included are the total dollar value of proposed assessments received from MSHA during the three months ended March 31, 2013, regardless of whether the assessment has been challenged or appealed. Citations and orders can be contested and appealed, and as part of that process, are sometimes reduced in severity and amount, and sometimes dismissed. The number of citations, orders, and proposed assessments vary by inspector and also vary depending on the size and type of the operation.

(2)	One Section 104 S&S citation issued to an independent contractor (who is not a subsidiary of Baker Hughes) who is working at the Argenta Mine and Mill.

(3)
Amount includes $190 of assessments proposed by MSHA that relate to one citation issued to an independent contractor (who is not a subsidiary of Baker Hughes) who is working at the Argenta Mine and Mill. As of March 31, 2013, MSHA had not yet proposed an assessment on one citation relating to this site.